UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 16, 2013



United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	**001-34257**	**45-2302834**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52407**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Our 2013 Annual Meeting of Shareholders was held on May 15, 2013 in Cedar Rapids, Iowa. Represented at the meeting, in person or by proxy, were 23,117,704 shares constituting approximately 91.5 percent of the issued and outstanding shares entitled to vote as of the close of business on March 18, 2013. The following proposals were adopted by the margins indicated below.

Proposal 1: Election of five Class B directors for a term of three years ending in May 2016 (or until such time as their respective successors have been duly elected).

		Number of Shares		
		Votes For	Votes Withheld	Broker Non-Votes
John-Paul E. Besong	Class B Director	21,134,769	45,579	1,937,356
James W. Noyce	Class B Director	21,129,035	51,313	1,937,356
Mary K. Quass	Class B Director	20,212,884	967,464	1,937,356
John A. Rife	Class B Director	12,924,181	8,256,167	1,937,356
Kyle D. Skogman	Class B Director	20,208,023	972,325	1,937,356

Proposal 2: Ratification of the appointment of our independent registered public accounting firm, Ernst & Young, LLP.

	Number of Shares			
	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Appointment of Ernst & Young, LLP	21,606,920	1,240,251	306,532	—

Proposal 3: Approval of a resolution approving the compensation of the Company's named executive officers.

	Number of Shares			
	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Say-on-Pay Advisory Vote on Compensation of the Company's Named Executive Officers	20,710,562	130,707	339,051	1,937,383

Item 7.01. Regulation FD Disclosure.

On May 15, 2013, United Fire Group, Inc. held its annual shareholders' meeting at which the shareholder presentation attached as Exhibit 99.1 was used. The information in this Item 7.01 and Exhibit 99.1 is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 8.01. Other Events.

Effective May 15, 2013, the Company announced the appointment of new officers for two subsidiary companies, United Fire & Casualty Company and United Life Insurance Company. A copy of the Company's press is attached to this Current Report as Exhibit 99.2. The information in this Item 8.01 and Exhibit 99.2 is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 9.01. Financial Statements and Exhibits.

(a) None.

(b) None.

(c) None.

(d) Exhibits.

The following exhibits are furnished herewith.

Exhibit Number	Exhibit Description
99.1	Shareholder Presentation from Annual Shareholder's Meeting on May 15, 2013.
99.2	Press Release of United Fire Group, Inc. dated May 16, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group, Inc.
(Registrant)

Dated: May 16, 2013 /s/ Randy A. Ramlo

Randy A. Ramlo, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Shareholder Presentation from Annual Shareholder's Meeting on May 15, 2013.
99.2	Press Release of United Fire Group, Inc. dated May 16, 2013.





Exhibit 99.2

UNITED FIRE GROUP, INC.
CEDAR RAPIDS, IOWA

United Fire Group, Inc. Reports on Annual Shareholders' Meeting

- ***Directors Elected to Board of Directors***
- ***New Officer Appointments Announced***

CEDAR RAPIDS, Iowa, May 16, 2013 (GLOBE NEWSWIRE) – United Fire Group, Inc. (NASDAQ: UFCS) announced today that five directors were elected to our 13-member board at the Annual Shareholders' Meeting on May 15, 2013.

The following individuals were each elected to serve three-year terms expiring in 2016: **John-Paul E. Besong**, Senior Vice President of e-Business for Rockwell Collins; **James W. Noyce**, retired insurance executive; **Mary K. Quass**, President and Chief Executive Officer of NRG Media, LLC; **John A. Rife**, retired insurance executive; and **Kyle D. Skogman**, President of Skogman Construction Company of Iowa.

In other official business, shareholders ratified the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2013 fiscal year and passed an advisory resolution approving compensation of our named executive officers.

New Officer Appointments

The Company is pleased to announce the appointments of new officers to two of its subsidiary companies, United Fire & Casualty Company and United Life Insurance Company. Effective May 15, 2013, the following officers were appointed:

Mary B. Bianco

West Coast Regional Office Claims Manager Mary Bianco was appointed Assistant Vice President of United Fire & Casualty Company. Her new title will be Assistant Vice President and Claims Manager.



Victoria (Torie) L. Hefel

Personal Lines Regional Manager Torie Hefel was appointed Assistant Vice President of United Fire & Casualty Company. Her new title will be Assistant Vice President and Personal Lines Regional Manager.



Alison B. Kaster

Program Manager Alison Kaster was appointed Assistant Vice President of United Fire & Casualty Company. Her new title will be Assistant Vice President and Program Manager.



Corey L. Ruehle

Assistant Vice President and Midwest Branch Manager Corey Ruehle was appointed Vice President of United Fire & Casualty Company. His new title will be Vice President and Midwest Branch Manager.



Julia (Julie) A. Sherman

Assistant Vice President and United Life Marketing Manager Julie Sherman was appointed Vice President of United Life Insurance Company. Her new title will be Vice President and United Life Marketing Manager.

###

About United Fire Group, Inc.:

Founded in 1946 as United Fire & Casualty Company, United Fire Group, Inc., through its insurance company subsidiaries, is engaged in the business of writing property and casualty insurance and life insurance as well as selling annuities.

Through our subsidiaries, we are licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and we are represented by approximately 1,200 independent agencies. The United Fire pooled group is rated "A" (Excellent) by A.M. Best Company.

Our subsidiary, United Life Insurance Company, is licensed in 36 states, represented by more than 900 independent life agencies and rated an "A-" (Excellent) by A.M. Best Company.

For more information about United Fire Group, Inc. visit www.unitedfiregroup.com.

Contact:

Anita Novak, Director of Investor Relations, 319-399-5251 or alnovak@unitedfiregroup.com

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ from those expected and/ or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intends(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast (s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item IA "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 4, 2013 and our quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 8, 2013. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.